Exhibit 99.08

FIRST AMENDMENT TO THE

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER

NON-BARGAINING UNIT EMPLOYEES

(As Amended and Restated Effective January 1, 2015)

Pursuant to the authority delegated to the Plan Administrator, Xcel Energy Inc. (the “Company”) according to Section 16.01 of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (As Amended and Restated Effective January 1, 2015) (the “Plan”), the Plan shall be amended effective as of January 1, 2015, or as may be indicated in the respective amendments, in the following respects.

1.	Table of Contents, page iii, ARTICLE XI, PAYMENT OF BENEFITS, is revised to conform to the amended sections in the Plan, as follows:

11.01     Distribution Options

11.02     Distribution Options upon Death

11.03     Amount of Distribution

11.04     Participant’s Right to Consent to Distributions

11.05     Time When Distributions Must Commence

11.06     Special Distribution Rules

11.07     Direct Rollovers

2.	Section 3.10, Periods of Military Service, is hereby amended in its entirety to read as follows:

3.10	Periods of Military Service.

Notwithstanding any provision of the Plan to the contrary, contributions, benefits and service credit with respect to qualified military service will be provided in accordance with Code Section 414(u). Effective for deaths occurring on and after January 1, 2007 while performing qualified military service, the beneficiaries of such deceased participant shall be entitled to any additional benefits (other than contributions related to the period of qualified military service, but including any vesting service credit for such period and any ancillary life insurance or other survivor benefits) that would have been provided under the Plan had the participant resumed employment on the day preceding the participant’s death and then terminated employment on account of death, as provided in Code Section 401(a)(37).

3.	Section 11.01, Distribution Options, is hereby amended by the addition of the new final sentence in subsection (b), to read as follows:

Any installment distribution under (a)(2) above, where all or part of the Account consists of an ESOP Account, may not be paid over a period of longer than five years.

4.	Section 11.07, Direct Rollover, subsection (b)(3), is amended in its entirety to read as follows:

A “Distributee” includes an Employee or a former Employee. In addition, the Employee’s or former Employee’s surviving spouse and the Employee’s or former Employee’s former spouse who is an alternate payee under a qualified domestic relations order, as defined in Code Section 414(p), are Distributees with regard to the interest of the surviving spouse or former spouse. For distributions after December 31, 2006 to a non-spouse designated beneficiary, the distribution can only be transferred to a traditional or Roth IRA, treated as an inherited IRA, established on behalf of the non-spouse designated beneficiary for the purpose of receiving the distribution.

5.	Section 21.04(1)(a) is hereby amended in its entirety to read as follows:

(a)

The Company shall establish a separate Suspense Account for shares of Company Stock acquired with each Promissory Note. The earnings, including cash dividends paid on the allocated and unallocated shares of Company Stock acquired with indebtedness represented by a Promissory Note shall be accounted for separately from the other assets of the Trust Fund and shall be used to pay interest and/or principal on the Promissory Note until the Promissory Note has been retired. To the extent that cash dividends on allocated shares of Company Stock are used to repay an exempt loan, then Participants must also receive a corresponding allocation of Company Stock from the Suspense Account which has a fair market value at least equal to the amount of cash dividends paid on such exempt loan.

6.	Section 21.02, “Definitions” is hereby amended by the addition of new subsection 21.02(3), “Exempt Loan” to read as follows:

21.02(3)    “Exempt Loan” means a loan authorized by and made to this Plan (or a Predecessor Plan), the proceeds of which are used by the Trustee to purchase Company Stock. The terms of each Exempt Loan shall meet the applicable requirements of Treasury Regulations Section 54.4975-7(b), including the requirements:

(a)	that the loan bear a reasonable rate of interest,
(b)	be for a definite period (rather than payable on demand),

(c)

be without recourse against the Plan, and the only assets of the Plan that may be given as collateral for the loan are qualifying employer securities which were either acquired with the proceeds of the loan or used as collateral on a prior loan which was repaid with the proceeds of the current loan,

(d)	be primarily for the benefit of Participants and/or their beneficiaries;
(e)	that the proceeds of the loan must be used only to acquire qualifying employer securities or to repay a loan or a prior loan,
(f)	that the only assets of the Plan that may be given as collateral are Financed Shares purchased with the proceeds of that loan or with the proceeds of a prior Exempt Loan,
(g)

no person entitled to payment under the exempt loan shall have the right to assets of the Plan other than the collateral given for the loan, contributions (other than contributions of employer securities) that are made under the Plan to meet its obligations under the loan, and earnings attributable to such collateral and the investment of such contributions,

(h)

the payments made with respect to the loan by the Plan during a Plan Year may not exceed an amount equal to the sum of such contributions and earnings received during or prior to the year less such payments in prior years, and

(i)	such contributions and earnings must be accounted for separately in the books of account of the Plan until the exempt loan is repaid.

7.	ARTICLE XIII, ADMINISTRATION OF THE PLAN, and the Table of Contents for ARTICLE XIII, is revised to conform the section numbers to the amended plan as follows:

13.01    Administrator Authority

13.02    Committee

13.03    Appointment of Professional Assistants and the Investment Manager

13.04    Bond

13.05    Indemnity

13.06    Payment of Expenses

Xcel Energy Inc.

/s/ Brian Van Abel		/s/ Jeffrey S. Savage
By	Brian Van Abel	By	Jeffrey S. Savage
Its	VP & Treasurer	Its	SVP & Controller